Filed pursuant to Rule 433
Issuer Free Writing Prospectus Dated November 12, 2010
Relating to Preliminary Prospectus Dated October 22, 2010
Registration Statement No. 333-164791

WAVE2WAVE COMMUNICATIONS, INC.

4,444,444 Shares
Common Stock

This free writing prospectus relates only to the securities of Wave2Wave Communications, Inc. (the “Company”) described below and should be read together with the preliminary prospectus dated October 22, 2010 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-164791) relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus and primarily relates to a reduction in the offering price and a consequent reduction in the anticipated net proceeds of the offering. We anticipate that the initial public offering price will be $4.00 per share. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1478909/000093041310005536/c60096_s1a.htm

As a result of the reduction of the offering price and the reduction of the anticipated net proceeds of the offering, the following sections of the Preliminary Prospectus have been changed:

PROSPECTUS SUMMARY

The section entitled “Recent Operations” is restated in its entirety as follows:

Recent Operations

For the years ended December 31, 2009, 2008 and 2007, we have experienced operating losses of approximately $21.5 million, $1.2 million and net earnings of $1.9 million, respectively. For the six months ended June 30, 2010, we experienced operating losses of approximately $8.9 million and as of June 30, 2010, we had an accumulated deficit of approximately $42.9 million. As of September 30, 2010, we had outstanding debt obligations of approximately $37.9 million with a weighted average interest rate of 12.9%. We intend to use approximately $10.1 million of the proceeds of this offering to partially retire debt which currently carries a weighted average interest rate of approximately 20.0%.

The section entitled “Use of Proceeds” is restated in its entirety as follows:

Use of Proceeds

We intend to use the net proceeds of this offering in the order of priority as follows: approximately (i) $8.1 million to repay the senior secured notes held by Victory Park; (ii) $2.0 million to partially repay the notes issued in connection with our acquisition of RNK; (iii) $551,250 to satisfy our obligation to pay Mr. Bressman under his separation agreement; and (iv) the balance to be used to pay for the costs of the offering and as working capital or deployed at the discretion of management. See the sections of this prospectus entitled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity—Sources of Liquidity” for further information.

The following section entitled “Recent Developments” has been added after the section entitled “Use of Proceeds” in order to provide preliminary, unaudited information with respect to our expectations with respect to our results of operations for the nine months ended September 30, 2010 based on currently available information:

Recent Developments

Although our results of operations for the nine months ended September 30, 2010 have not been finalized, the following preliminary, unaudited information reflects our expectations with respect to our results of operations for the nine months ended September 30, 2010 based on currently available information. These preliminary results are subject to completion and review of our interim financial statements for the period.

We expect to report that revenues decreased approximately 14% or $8.9 million to approximately $52.8 for the nine months ended September 30, 2010 from approximately $61.7 for the nine months ended September 30, 2009. The decrease in revenues was due primarily to lower access revenues in our wholesale business driven by lower tariffed rates, only partially offset by minute call volume. In addition, revenues also decreased due to lower data and internet access volumes for our retail (subscriber) business partially offset by higher sales of VoIP.

We expect to report that losses from operations increased $11.2 million to approximately $7.8 million for the nine months ended September 30, 2010 as compared to operating income of approximately $3.4 million for the nine months ended September 30, 2009. Operating losses were driven primarily by higher compensation, professional fees, outside commissions and non-cash stock-based compensation.

We expect to report that net loss increased approximately $10.4 million to approximately $11.5 million for the nine months ended September 30, 2010 as compared to approximately $1.1 million for the nine months ended September 30, 2009. The increase in net losses were driven primarily by the decrease in revenues and increase in operating expenses as described above and higher interest expense consisting of regular interest as well as amortization of original issue debt discount. These decreases were partially offset by higher income tax benefits recorded for the nine months ended September 30, 2010 as compared to the same period ended September 30, 2009.

We have arrangements with several telecommunications providers, whereby, RNK receives compensation for the termination of traffic originating with such provider and terminating on RNK’s network. One such provider, T-Mobile USA, Inc., or T-Mobile who we derived approximately 10% of our revenues from in 2009, terminated the interconnection agreement between RNK and T-Mobile, effective as of November 30, 2009. The parties are currently in negotiations to replace the prior agreement, although there can be no assurance that an agreement will be reached.

The section entitled “The Offering” is restated in its entirety as follows:

The Offering

Common stock offered by us	4,444,444 shares (5,111,111) if the over-allotment option is exercised in full)

Number of shares issued on the date of effectiveness of this registration statement	8,811,620 shares

Number of shares outstanding after this offering	13,256,064 shares (13,922,731 shares if the over-allotment option is exercised in full by the underwriter)

Offering price	$4.00 per share

Use of proceeds

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $16.4 million, based on an initial public offering price of $4.00 per share after deducting underwriting discounts and commissions. We plan to use approximately $2.0 million of the net proceeds of this offering to partially repay our outstanding 6% secured promissory notes held by former owners of RNK, $8.1 million of the net proceeds of this offering to repay a bridge loan from Victory Park, $551,250 to satisfy our obligation to pay Mr. Bressman under his separation agreement and the remainder to fund continued development of our technology and for general corporate purposes, such as research and development, general and administrative expenses, capital expenditures, working capital needs and the potential acquisition of, or investment in, other technologies, products or companies that complement our business. For a more complete description of our intended use of the proceeds from this offering, see “Use of Proceeds.”

NYSE Amex symbol	“WAV”

Risk Factors

The securities offered by this prospectus are speculative and involve a high degree of risk and investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 11.

Representative’s Warrant

In connection with this offering, we have also agreed to sell to the underwriter representative a warrant for $100 to purchase up to 3% of the shares of common stock sold. If this warrant is exercised, each share may be purchased by the underwriters’ representative at $5.80 per share (145% of the price of the shares sold in the offering).

General Information About This Prospectus

Unless otherwise noted, throughout this prospectus the number of shares of our common stock to be outstanding following this offering is based on shares of our common stock outstanding as of September 30, 2010 and excludes:

•	656,124 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2010 at a weighted average exercise price of $0.94 per share;

•	386,403 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2010 at a weighted average exercise price of $6.22 per share;

•	shares of common stock underlying the underwriters’ representative’s common stock purchase option; and

•	additional shares reserved for future issuance under our stock plans.

Unless otherwise indicated, all information in this prospectus:

•	reflects a 1-for-2 reverse stock split of our common stock effected on March 22, 2010 and an additional 1-for-4 reverse stock split of our common stock effected on September 30, 2010;

•	assumes that the underwriters do not exercise their over-allotment option to purchase 666,667 shares of our common stock in this offering; and

•	assumes the filing of our second amended and restated certificate of incorporation and the adoption of our second amended and restated bylaws upon the completion of this offering.

RISK FACTORS

The following risk factors are restated in their entirety as follows:

We have substantial indebtedness and may be unable to service our debt. Our substantial indebtedness could adversely affect our financial position, limit our available cash and our access to additional capital and prevent us from growing our business.

As of September 30, 2010 we had outstanding debt of approximately $37.9 million, of which $18.3 million is short-term in nature. Our long-term debt of approximately $19.6 million matures on October 7, 2013 and is held by Wilmington Trust Company and G. Jeff Mennen, or Wilmington Trust, a principal stockholder and a future member of our board of directors upon consummation of this offering, as co-trustees of a trust of which John Henry Mennen, G. Jeff Mennen’s brother, is the beneficiary. Wilmington Trust has given us term extensions in the past. There can be no assurance that Wilmington Trust will continue to do so. The weighted average interest of our debt is approximately 12.9%. We have had to extend the maturity dates of a significant portion of our debt and have negotiated multiple amendments and modifications, specifically in connection with subordinated promissory notes held by the former owners of RNK. In order to secure modifications and amendments from various debt holders, we have issued additional consideration in the form of warrants to purchase shares of our common stock as an inducement for more favorable terms. We have not always been successful in servicing our debt and have been issued default notices; although subsequently we have been able to negotiate forbearances. From the proceeds of this offering, we have designated for retirement approximately $10.1 million of our debt, consisting of approximately $8.1 million of our bridge loan from Victory Park and $2.0 million to partially repay our outstanding 6% subordinated secured promissory notes held by former owners of RNK. The RNK notes become due on February 28, 2011. We may need to obtain additional financing to repay the remainder of the RNK notes by February 28, 2011 or agree to another extension with the holders of the RNK notes. The loans from Victory Park become due on the earlier of January 4, 2011 or the consummation of our proposed offering. If we are unable to raise a certain amount of proceeds from this offering, we will be unable to retire the debt designated above and we may be in default in the repayment of such debt which would have a material adverse effect on our financial position, results of operations and related cash flows.

The level of our indebtedness could have important consequences, including:

•	a substantial portion of our cash flow from operations will be dedicated to debt service and may not be available for other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•

limiting our ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes, including acquisitions, and may impede our ability to secure favorable lease terms;

•	making us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures; and

•	placing us at a competitive disadvantage compared to our competitors with less indebtedness.

Federal or state regulators may take actions that materially reduce the amounts we can collect from other carriers.

RNK obtains a substantial portion of its revenue from the fees it is allowed to charge other carriers for sending traffic onto our network. These fees, generally referred to as intercarrier compensation, accounted for approximately 54% of our total revenues in 2009 and 44% of our total revenues for the six month period ending June 30, 2010. Intercarrier compensation usually falls into two categories, access charges for long distance calls and reciprocal compensation for local calls. The Federal Communications Commission, or the FCC, regulates the amount we can charge other carriers for using our network to originate or terminate interstate calls. The FCC is considering rules that could substantially reduce the amount of intercarrier compensation we could assess other carriers. State utility commissions regulate the access charges we can assess other carriers for originating or terminating in-state long distance calls. These intrastate access charges are typically higher than interstate access charges, and in some cases we may charge more for access than our primary incumbent carrier competitors. State commissions may reduce the level of intrastate access charges we can impose to interstate levels or the level of the incumbent carriers. A number of states have already taken such steps and additional states where we provide service, are in the process of considering reducing intrastate access charges. Any of these regulatory actions, if taken, could materially reduce our revenues. For example, in 2009, the Massachusetts Department of Telecommunications and Cable (DTC) ruled that CLEC intrastate access charges should be capped at Verizon’s substantially lower rates unless a CLEC cost justifies a higher rate. CLECs are allowed to cost justify a higher rate by filing a cost study with the DTC. Such a filing would require a full adjudicatory proceeding. At this point, RNK has not determined what rate it could support. As a result of the order, our revenues were partially reduced by approximately $116,561 in June of 2010 with the full impact of the rate reduction occurring in July. Similarly, the New Jersey Board of Public Utilities recently reviewed local exchange carrier access charges, including those charged by CLECs. On February 1, 2010, the New Jersey Board of Public Utilities ordered LECs to decrease intrastate access charges over three years. Further, the Board ordered CLECs to, within 20 days of the date of the order, reduce intrastate access charges to the composite rate charged by the applicable incumbent local exchange carrier. If the order remains unchanged and/or unsuccessful, the initial reduction rate is 54% below the historic rate with further reductions to the final rate forthcoming. Several parties, including Verizon New Jersey, United Telephone Company of New Jersey, Inc. d/b/a Century Link f/d/b/a Embarq and the Joint CLEC parties (including RNK) have appealed the order in New Jersey courts. These appeals are currently pending. These proceedings will have the effect of materially reducing the revenue that RNK receives from intrastate access charges if we are unable to replace the lost revenue. See section entitled “Government Regulation” for a further discussion of intercarrier compensation.

Investors in this offering will pay a much higher price than the book value of our common stock and therefore you will incur immediate and substantial dilution of your investment.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $8.44 per share, representing the difference between our pro forma as adjusted net tangible book value per share and the assumed initial public offering price of $4.00 per share, which is the price listed on the cover page of this prospectus. In addition, investors purchasing common stock in this offering will contribute approximately 67% of the total amount invested by stockholders since inception, but will only own approximately 33.5% of the shares of common stock outstanding. In the past, we issued options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. To the extent these outstanding options or warrants are ultimately exercised, you will sustain further dilution.

The “Use of Proceeds” section is restated in its entirety as follows:

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 4,444,444 shares of our common stock in this offering will be approximately $16.4 million, or approximately $18.8 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $4.00 per share, the price listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions. A $1.00 increase (decrease) in the assumed initial public offering price of $4.00 per share would increase (decrease) the net proceeds to us from this offering by $4.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

We intend to use the net proceeds from this offering as follows in order of priority:

Victory Park, estimated payout value on November 15, 2010 (36% per annum interest rate)	$8,122,000
RNK Notes, partial repayment (6% per annum interest rate)	2,000,000
Separation payment to Mr. Bressman	551,250
Additional proceeds to be used as working capital and at management’s discretion	5,682,304

Capital raised	$16,355,554

The principal purposes of this offering are to, net of professional and underwriter fees incurred directly in connection with this offering, repay our senior secured notes of, currently, $8.1 million held by Victory Park, partially repay the holders of the RNK Notes $2 million with a remaining principal and interest of, currently, $9.1 million and to satisfy our obligation to pay $551,250 to Mr. Bressman under his separation agreement. We estimate that we will reserve the remaining proceeds of this offering to fund the first phase of our planned 4G-based HFW network roll-out, general and administrative expenses, capital expenditures, working capital needs, and other general corporate purposes. We may also use a portion of the proceeds for the potential acquisition of, or investment in, other technologies, products, or companies that complement our business, although we have no current understandings, commitments, or agreements to do so.

On October 12, 2007, we issued the RNK Notes in the aggregate original principal amount of $30,666,939, to RNK Holding Company, Wellesley Leasing, LLC and certain of RNK’s employees (including $27,899,026 to RNK Holding Company, an affiliate of Richard Koch, the president of RNK, our wholly-owned subsidiary), as partial consideration in connection with our acquisition of the issued and outstanding common stock of RNK. The RNK Notes originally bore an interest rate of 6% per annum and originally matured on November 10, 2009. The holders of the RNK Notes have agreed to amend the terms of the RNK Notes in conjunction with this offering, with the requirement that $2,000,000 of the RNK Notes will be paid out of the offering proceeds. The outstanding principal balance of the RNK Notes is $9,651,803, as of September 30, 2010, plus accrued interest currently accruing at a rate of 6% per annum. We have entered into several modifications and amendments to the original RNK Notes. In connection with these amendments, we have issued 24,070 warrants at a fair market value of approximately $260,000 which were recorded as debt discount and amortized to interest expense from the date of issuance to the date of maturity.

On September 8, 2009, we entered into a $9,300,000 Senior Secured Financing Agreement with Victory Park Management, LLC, with proceeds used primarily for debt repayment, debt service and professional fees. This facility bears an interest rate of 3% per month and matures on the earlier of (a) May 8, 2010 and (b) the consummation of this offering.

On each of March 22, 2010, April 16, 2010, May 11, 2010, May 21, 2010 and July 1, 2010 each of the lenders and Victory Park Management LLC (“VPC”), as administrative and collateral agent, agreed to forbear from exercising their default-related rights and remedies, including acceleration and foreclosure, against us or the collateral securing our obligations under the Senior Secured Financing Agreement, with respect to the existing events of default for the agreed upon forbearance period, ending on August 16, 2010. As partial consideration for agreeing to forbear, we paid to VPC for the benefit of the lenders, certain forbearance fees. On September 21, 2010, each of the lenders and VPC agreed to continue to forbear from exercising certain of their rights and remedies against us or the collateral securing our obligations under the Senior Secured Financing Agreement, with respect to the existing events of default during the forbearance period, which ends on the earlier of January 4, 2011 and the occurrence of a forbearance default under the forbearance agreement. An event of default under the forbearance agreement includes, but is not limited to, the occurrence of an event of default other than the existing events of default, the failure to comply with any condition or covenant of the forbearance agreement, the breach of any representation or warranty set forth in the forbearance agreement, the breach by any holder of the RNK Notes of certain agreements made pursuant to the forbearance agreement and the taking of certain actions by certain of our subordinated creditors. In consideration thereof, we paid to VPC an aggregate of $623,531, which amount was applied to reduce the principal balance and accrued interest of the loan. Additionally, we agreed to pay to VPC, on the first day of every month commencing October 1, 2010, (i) $350,000, to reduce the principal balance of the loan and (ii) an amount equal to the interest that will accrue on the loan during such month. As conditions to the execution and delivery of the forbearance agreement, the maturity date of the RNK Notes was extended until February 28, 2011, and RNK Holding Company and Wilmington Trust Company and G. Jeff Mennen, the holders of our long-term debt, agreed to convert at least 50% of the aggregate principal balance outstanding under such notes, plus 50% of the accrued interest therein, into shares of common stock at a price per share equal to $20.00. Additionally, as a condition to the execution and delivery of the forbearance agreement, we agreed that Aaron Dobrinsky, our Chief Executive Officer, and Sanford McMurtry, Chief Operating Officer of RNK, will report to Jeff Hyland, who will act as strategic advisor to the company. As strategic advisor, and until the offering is consummated and the VPC loan is repaid, Mr. Hyland will have the authority to direct, manage, perform, control, implement and make all decisions with respect to our financial, operational and managerial affairs, cost restructurings, personnel management, asset management and disposition, accounting function, bank and commercial relationship management, and all other aspects of the business as appropriate, provided that he does not have the authority to dismiss Eric Mann or Andrew Bressman. Notwithstanding the foregoing, Mr. Hyland has not been involved with the preparation or review of any of the information contained in this prospectus, nor has he been involved with any of the company’s efforts to consummate this offering. Upon consummation of the offering and repayment of the VPC loan, Mr. Hyland will no longer have such authority or hold such position.

Immediately prior to the listing of our common stock on the NYSE Amex, Mr. Bressman and the company have agreed that Mr. Bressman will no longer be employed by the company. In connection with Mr. Bressman’s separation from the company, the company and Mr. Bressman will enter into a separation agreement pursuant to which, among other things, the company will make a lump sum payment of $551,250 to Mr. Bressman at closing, and an aggregate payment of $198,750 to be paid to Mr. Bressman in 12 equal monthly installments, in consideration for the receipt from Mr. Bressman of a release of the company and for the extension of Mr. Bressman’s non-competition obligations as set forth in the agreement. In addition, Mr. Bressman will be entitled to receive payment of his base salary, certain fringe benefits and coverage under the company’s health and other benefit plans for the remainder of the term of his existing employment agreement.

As of the date of this prospectus, we cannot predict with certainty all of the other uses for the proceeds from this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our research, development, and commercialization efforts, and our operating costs and expenditures. Accordingly, our management will have significant flexibility in applying the remaining net proceeds of this offering.

Pending use of the proceeds from this offering as described above or otherwise, we intend to invest the net proceeds in short-term interest-bearing, investment grade securities.

The “Capitalization” section is restated in its entirety as follows:

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010:

•	on an actual basis; and

•

on a pro forma as adjusted basis to give effect to our sale of 4,444,444 shares of common stock in this offering at an assumed initial public offering price of $4.00 per share, the price listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions whereby pro forma reflects capitalization immediately after the offering and pro forma as adjusted reflects capitalization after the offering and settlement of long-term debt and the partial repayment of related party notes payable, including accrued interest held by former and current employees of RNK.

This table should be read with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited in thousands)
Cash and cash equivalents (includes restricted $740)	$2,880	$19,236	$7,936

Debt:
Long-term debt	9,300	9,300	—
Related party note payable—Wilmington Trust	39,450	39,450	39,450
Related party note payable, including accrued interest—RNK	21,584	21,584	19,584
Capital leases, including current portions	2,663	2,663	2,663
All other debt	—	—	—

Total debt	72,997	72,997	61,697
Total stockholders’ equity (deficit)	(7,712)	8,644	8,644
Total capitalization	$65,285	$81,641	$70,341

The outstanding share information excludes:

•	656,499 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2010 at a weighted average exercise price of $0.94 per share;

•	386,403 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2010 at a weighted average exercise price of $6.22 per share; and

•	945,017 additional shares reserved for future issuance under our stock plans as of June 30, 2010.

The “Dilution” section is restated in its entirety as follows:

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the assumed initial offering price of $4.00 per share of our common stock, which is the price listed on the cover page of this prospectus, and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of June 30, 2010 was $(67.7) million, or ($9.52) per share, based on 7,112,435 shares of common stock outstanding as of June 30, 2010.

After giving effect to the sale by us of 4,444,444 shares of common stock in this offering at an assumed initial public offering price of $4.00 per share and after deducting underwriting discounts and commissions, our increase per share attributable to the offering as of June 30, 2010 would have been approximately $16.4 million, or approximately $5.08 per share. After giving effect to the foregoing, our pro forma net tangible book value at June 30, 2010 would have been approximately $(51.3) million, or $(4.44) per share. This amount represents an immediate increase in pro forma net tangible book value of $5.08 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $8.44 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

		Per Share
Assumed initial public offering price per share		$4.00
Historical net tangible book value per share as of June 30, 2010	($9.52)
Increase per share attributable to this offering	$5.08
Pro forma net tangible book value per share after this offering		$(4.44)
Dilution per share to new investors in this offering		$8.44

A $1.00 increase (decrease) in the assumed initial public offering price of $4.00 per share would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2010 by approximately $4.1 million, the pro forma as adjusted net tangible book value per share after this offering by $0.35 and the dilution to new investors in this offering by $0.65 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after this offering would be $(4.00) per share, the increase per share attributable to new investors would be $5.52 per share and the dilution to new investors would be $8.00 per share.

The following table summarizes, as of June 30, 2010, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $4.00 per share, which is listed on the cover page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses that we must pay.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing Stockholders	7,112,435	61.5%	$8,853,000	34.8%	$1.24
New Investors	4,444,444	38.5%	17,777,776	65.2%	4.00

Total	11,556,879	100.0%	$26,630,776	100.0%	$2.23

A $1.00 increase (decrease) in the assumed initial public offering price of $4.00 per share would increase (decrease) total consideration paid to us by investors participating in this offering by approximately $4.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

Assuming the underwriters’ over-allotment option is exercised in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to 58% and will increase the number of shares held by new investors to 5,111,111, or 42%.

If all outstanding options under our equity incentive plans were exercised, then our existing stockholders, including the holders of these options, would own 64% and our new investors would own 36%, of the total number of shares of our common stock outstanding upon the closing of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these options, would be approximately $9.5 million, or 35% of the total consideration paid; new investors would tender $17.8 million, or 65%, the average price per share paid by our existing stockholders would be $1.22 and the average price per share paid by our new investors would be $4.00.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The ninth paragraph under the section entitled “Overview and Recent Developments” is restated in its entirety as follows:

We intend to use approximately $10.1 million of the proceeds of our proposed offering to partially retire our most expensive debt that carries a weighted average interest rate of 20%. There is no assurance that we will not continue to generate losses. In addition, we are seeking to “go public.” This process and the ongoing costs of being a public company will drive our selling, general and administrative expenses higher on an absolute and relative basis.

The fifth paragraph in the section entitled “Source of Liquidity” is restated in its entirety as follows:

On January 10, 2009, we did not remit the payment due pursuant to an extension entered into on December 15, 2008. On April 23, 2009, a default notification was issued and the interest rate was increased to 12%. On September 8, 2009, an extension was granted through January 31, 2010 with a rate decrease to 9% and a $4,303,606 discount on the principal if settled in full by January 31, 2010. In return for the extension we issued the Noteholders 21,875 shares of our common stock. Currently, including accrued interest, the payoff value of the Notes is approximately $21.6 million.

The sixteenth paragraph in the section entitled “Source of Liquidity” is restated in its entirety as follows:

We are currently seeking to consummate an initial public offering. The primary use of proceeds from such offering will be the partial repayment of our Notes entered into with the Noteholders as described above with a principal as of June 30, 2010, of $19.3 million and accrued interest of $1.2 million as of June 30, 2010 and the $9.3 million balance with VPC as of June 30, 2010. Pursuant to an exchange of shares for debt, the principal on the RNK Notes is $9,651,803 as of September 30, 2010. The remainder of proceeds from the offering will be available for deployment per the discretion of management. We believe that the net proceeds from this offering, available capital lease financing and cash flow from operations will be sufficient to meet our working capital, capital expenditure and other cash needs for the next twelve months. However, if we do not meet our business plan targets or are unable to repay the RNK notes in full, we may need to raise additional capital from public or private equity or debt sources in order to finance future growth, including the expansion of service within existing markets and into new markets, which can be capital intensive, as well as unanticipated working capital needs and capital expenditure requirements.

The second paragraph in the section entitled “Anticipated Major Capital Expenditures” is restated in its entirety as follows:

We believe that current operations can adequately generate the free cash flow required to fund ongoing required capital expenditures to maintain our existing business. As we intend to retire approximately $10.1 million of our debt which carries our highest interest rates, we believe the interest expense saved will result in additional cash being generated by operations being available for re-investment into existing and future operations.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The second paragraph is restated in its entirety as follows:

On October 12, 2007, we issued the RNK Notes in the aggregate original principal amount of $30,666,939 to RNK Holding Company, Wellesley Leasing, LLC and certain of RNK’s employees (including $27,899,026 to RNK Holding Company, an affiliate of Richard Koch, the president of RNK, our wholly-owned subsidiary), as partial consideration in connection with our acquisition of the issued and outstanding common stock of RNK. The RNK Notes originally bore an interest rate of 6% per annum and originally matured on November 10, 2009. On September 21, 2010, the holders of the RNK Notes agreed to a temporary term extension through February 28, 2011 in conjunction with this offering, with the requirement that the RNK Notes will be paid in full out of the offering proceeds. On November 10, 2010, the holders of the RNK Notes agreed that only $2,000,000 of the offering proceeds shall be used to pay down the RNK Notes and that the RNK Notes will remain payable on February 28, 2011. In addition, RNK Holding Company agreed to exchange fifty percent (50%) of its principal and accrued interest outstanding for shares of common stock of our company at $20.00 per share. In exchange for cancelation of the aforementioned principal and interest we issued RNK Holding Company 552,000 shares of our common stock. The outstanding principal balance of the RNK Notes is $9,651,803 as of September 30, 2010, plus accrued interest currently accruing at a rate of 6% per annum. Through September 20, 2010 we had entered into several modifications and amendments to the original RNK Notes. In connection with these amendments, we have issued 24,070 warrants at a fair market value of approximately $260,000 which were recorded as debt discount and amortized to interest expense from the date of issuance to the date of maturity in effect at the time of issuance.

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting Rodman & Renshaw, LLC, Attention: Prospectus Department, 1251 Avenue of the Americas, 20th Floor, New York, NY 10020 or by telephone at (212) 430-1710.